SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}


                        First International Bancorp., Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  320 54Q 100
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 19, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 9 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 320 54Q 100                 13D                    Page 2 of 9 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           DTC Holdings Corporation (f/k/a American Ranger, Inc.)
           52-1488240

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           WC

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                  7    SOLE VOTING POWER
  NUMBER OF            55,000 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               55,000 shares

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           55,000 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.7%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp., Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   Identity and Background.

     (a)  Name:

          DTC Holdings Corporation, formerly known as American Ranger, Inc.

     (b)  Residence or business address:

          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, Connecticut 06103-3585

     (c)  Present Principal Occupation or Employment:

          The reporting person, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold
L. Chase and Cheryl A. Chase are the directors and executive officers of the reporting person and the directors and three of the executive officers of DTCE.

          The information required by subsections (a) through (c) of this Item 2 with respect to the executive officers, directors and controlling persons of the reporting person as of the date hereof is incorporated herein by reference to such information in Schedule I hereto.

     (d) During the past five years, none of the reporting person or the executive officers, directors or controlling persons of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the reporting person or the executive officers, directors or controlling persons of the reporting person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          The reporting person is a corporation organized under the laws of the State of Delaware. Each of the executive officers, directors and controlling persons of the reporting person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

         On May 3, 1999, the reporting person purchased 20,000 shares of Common Stock in an open market transaction at a purchase price of $8.588 per share. The aggregate consideration (including commissions) for such purchases was $173,355. The funds to purchase such shares of Common Stock came from the working capital of the reporting person.

Item 4. Purpose of Transaction.

      The reporting person is holding all of the shares of Common Stock beneficially owned by it for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

      Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

 (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

 (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

 (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

 (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) Any material change in the present capitalization or dividend policy of the Company;

 (f) Any other material change in the Company's business or corporate structure;

 (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

 (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

 (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

 (a) As of the date hereof, the reporting person beneficially owns 55,000 shares of Common Stock, representing approximately 0.7% of the 8,159,687 shares of Common Stock reported to be outstanding as of March 31, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

      This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,297 shares of Common Stock, or 12.5% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold L. Chase, a director and executive officer of the reporting person, (ii) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of May 21, 1999, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by David T. Chase, a director and executive officer of the reporting person, (iv) 1,583,000 shares of Common Stock, or 19.4% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Rhoda
L. Chase, the mother of Arnold L. Chase and Cheryl A. Chase and the spouse of David T. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Arnold Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 112,522 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned as of May 21, 1999, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, (viii) 885,891 shares of Common Stock, or 10.8% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Cheryl A. Chase, a director and executive officer of the reporting person, (ix) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (x) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of May 21, 1999, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, or (xi) 32,039 shares of Common Stock, or 0.4% of the Common Stock outstanding, owned as of May 21,1999, by the Cheryl A. Chase Marital Trust, a trust of which Cheryl A. Chase and Kenneth N. Musen are joint trustees and Cheryl A. Chase and her children are the beneficiaries.

      The reporting person, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of the reporting person and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), Arnold Chase Accumulation Trust I (5.07%), Arnold Chase Accumulation Trust II (7.54%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (7.55% in the aggregate), Cheryl
A. Chase Accumulation Trust I (4.79%), Cheryl A. Chase Accumulation Trust II (7.27%) and five trusts for the benefit of Cheryl A. Chase's children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (7.55% in the aggregate). David T. Chase and Rhoda L. Chase are husband and wife and are the parents of Arnold L. Chase and Cheryl A. Chase.

   The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

 (b) The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 55,000 shares of Common Stock.

 (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are described in Item 3 hereof.

 (d) The reporting person will have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the 55,000 shares of Common Stock received by it as a result of such exercise.

 (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7. Material to be Filed as Exhibits.

        None.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 DTC Holdings Corporation

Dated: June 8, 1999
                                 By: /s/ Cheryl A. Chase
                                     Name: Cheryl A. Chase
                                     Title: Exec. Vice President

                                    SCHEDULE I

Directors and Executive Officers of DTC Holdings Corporation and D.T. Chase Enterprises, Inc.




    Name              Residence               Principal              Titles At            Aggregate #
                   or Business Address        Occupation            DTC Holdings          of Shares of           Percentage
                                           or Employment and        Corporation           Common Stock              of
                                             Title at D.T.                                   Owned              Common Stock
                                                Chase                                                              Owned
                                           Enterprises, Inc.
----------------------------------------------------------------------------------------------------------------------------------
David T. Chase     c/o Chase               Chairman of the          Chairman of the           138,169               1.7%
                   Enterprises             Board of Directors       Board of Directors,
                   One Commercial Plaza    and President, D.T.      President and
                   Hartford, CT 06103      Chase Enterprises,       Treasurer
                                           Inc.

Arnold L. Chase    c/o Chase               Executive Vice           Director and            1,131,106              13.9%
                   Enterprises             President,               Executive Vice
                   One Commercial Plaza    Treasurer and            President
                   Hartford, CT 06103      Director,
                                           D.T. Chase
                                           Enterprises, Inc.

Cheryl A. Chase    c/o Chase               Executive Vice           Director,               1,028,384              12.6%
                   Enterprises             President,               Executive Vice
                   One Commercial Plaza    General Counsel,         President and
                   Hartford, CT 06103      Secretary and            Secretary
                                           Director, D.T.
                                           Chase Enterprises,
                                           Inc.

John P. Redding    c/o Chase               Senior Vice President,   Vice President          None                    0.0%
                   Enterprises             David T. Chase
                   One Commercial Plaza    Enterprises, Inc.
                   Hartford, CT 06103      and Vice President,
                                           D.T. Chase Enterprises,
                                           Inc.
